

Mail Stop 4631

November 24, 2009

Via U.S. mail and facsimile

Mr. David A. Owen
Chief Financial Officer
Wolverine Tube, Inc.
200 Clinton Avenue West, Suite 1000
Huntsville, Alabama 35801

 RE: Form 10-K for the year ended December 31, 2008
    Form 10-Q for the period ended October 4, 2009
      File No. 1-12164

Dear Mr. Owen:

 We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that will require an amendment to your Form 10-K, these revisions should be included in your future filings.

Financial Statements

Notes to the Financial Statements

Note 14. Financing Arrangement and Debt, page 66

2. You have entered into various arrangements to modify or exchange debt instruments. For each of these, please clearly disclose how you accounted for these arrangements pursuant to EITF 96-19.

3. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Note 30. Condensed Consolidating Financial Information, page 89

4. You disclose that Wolverine Tube (Shanghai) Co., Limited is a non-guarantor subsidiary. You then say that each of the subsidiary guarantors is 100% owned by the parent with the exception of Wolverine Tube (Shanghai) Co., Limited, which is 50% owned. Please revise this inconsistency in disclosure. If Wolverine Tube (Shanghai) Co., Limited is a subsidiary guarantor, please also tell us how you determined that you do not need to provide audited financial statements for this entity pursuant to Rule 3-10(a) of Regulation S-X. Please also revise your disclosures in the Form 10-Q for the period ended October 4, 2009 to clarify which column you are including Wolverine Tube (Shanghai) Co. Limited in. If you are including it in the parent column, please supplementally tell us why this treatment is appropriate for this equity method investment.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 4, 2009

General

5. Please address the above comments in your interim filings as well.

6. In regards to your presentation of noncontrolling interests, please address the following:

- Please separately present and clearly identify the noncontrolling interests on your balance sheet within equity. Refer to ASC 810-10-45-16;
- Please provide the disclosures required by ASC 810-10-50-1A. This should include presentation of the amount of comprehensive income attributable to the parent company and noncontrolling interests separately as well as a reconciliation of total equity, equity attributable to the parent, and equity attributable to noncontrolling interests from the beginning to the end of the period presented;
- It is not clear how your current presentation of noncontrolling interests on your statements of operations complies with ASC 810-10-50-1A. In this regard, you should present the amount of net income attributable to noncontrolling interests after your determination of net income. Refer to ASC 810-10-55-4J; and
- Your statement of cash flows should begin with net income (loss), which now includes income attributable to noncontrolling interests. Refer to ASC 810-10-65-1(b)(2).

FORM 10-K/A#2 FOR THE YEAR ENDED DECEMBER 31, 2008

General

7. Rule 12b-15 of Regulation 12B states that amendments filed must set forth the complete text of each item as amended. In this regard, please amend your Form 10-K for the year ended December 31, 2008 to provide all of Item 8, which should include a complete set of financial statements. Please also include updated certifications which refer to the Form 10-K/A in the amendment.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief